Clickstream Corp.

8549 Wilshire Boulevard, Suite 2181

Beverly Hills, CA 90211

April 16, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Matthew Derby, Esq.

Re:    Clickstream Corp.

Amendment No. 1 to Offering Statement on Form 1-A

Filed April 2, 2021

File No. 024-11475

Ladies and Gentlemen:

By letter dated April 14, 2021, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided Clickstream Corp. (the “Company”) with comments on the Company’s Amendment No. 1 to Offering Statement on Form 1-A, described above.

This letter contains the Company’s responses to the Staff’s comments. The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s letter to the Offering Statement.

Amendment No. 1 to Form 1-A filed April 2, 2021

Description of Our Business

New Business, page 18

1.	We note you that acquired Rebel Blockchain, Inc. on March 19, 2021. Please provide your calculations regarding how you determined the significance of this acquisition and whether financial statements and pro forma financial statements are required in the offering statement. Refer to the guidance in (b)(7)(iii) and (iv) of Part F/S of Form 1-A and Rules 8-04 and 8-05 of Regulation S-X. Also, revise to include a discussion of this transaction in your subsequent events footnote disclosures, if material. Refer to ASC 855-10-50-2.

Securities and Exchange Commission

Division of Corporation Finance

Attention: Daniel Morris, Esq.

COMPANY’S RESPONSE

None of the conditions set forth in Rule 8-04(b) exceeds 20% so pursuant to Rule 8-04(c)(1) no financial statements are required. In connection with the acquisition, no cash consideration was paid (although the Company did advance $300,000 as a secured loan), and the stock consideration (of up to 15M shares) was on an earn-out basis. The acquiree was a start-up and had nominal assets on its balance sheet, a trademark application, certain domain rights and source code. The acquiree has not generated any revenues or secured any clients.

2.	To the extent the acquisition of Rebel Blockchain will be material to your business, please revise to include an enhanced discussion regarding your potential involvement in blockchain technology and the related risks, challenges and regulations associated with such business.

COMPANY’S RESPONSE

The Company does not believe that the business of the acquiree will be material to its business either with respect to revenues or assets. Accordingly, the Company believes that any enhanced discussion at this time could be misleading. In this connection, the Company plans to continue focusing on its synchronized mobile app digital gaming platform and its language learning app that focuses on “language exchanging” between users around the world.

3.	It appears from disclosures in the Stock Purchase agreement filed in Exhibit 6.18 that the company had 243,963,102 common shares and 8,000,000 preferred shares issued and outstanding as of the date of such agreement. Please reconcile such amounts to the outstanding share information included in the offering statement and ensure that any issuances subsequent to the date of the most recent balance sheet are appropriately disclosed in your subsequent events footnotes. Refer to ASC 855-10-50-2.

COMPANY’S RESPONSE

The number of common shares set forth in the Stock Purchase Agreement is correct as of the date of the Agreement as it reflects additional shares issued from those referenced in the Offering Circular. The number of preferred shares set forth in the Stock Purchase Agreement was a typographical error and should have been 4,000,000 shares as stated in the Offering Circular. When the Company files its supplement to set forth the exact amount of the purchase price it will also update the amount of common shares as of the date of such supplement.

Securities and Exchange Commission

Division of Corporation Finance

Attention: Daniel Morris, Esq.

If you have any questions regarding this response, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com.

Sincerely,

Clickstream Corp.

/s/ Frank Magliochetti
By Frank Magliochetti,
Chief Executive Officer
cc:	David L. Ficksman